Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		March 31, 2024	December 31, 2023
in CHF thousands	Note

Assets
Property, plant and equipment		5,254	5,681
Intangible assets		165	212
Total non-current assets		5,419	5,893

Short-term time deposits		105,788	119,580
Other current assets		2,874	3,617
Trade and other receivables		3,179	1,953
Cash and cash equivalents		68,345	67,309
Total current assets		180,186	192,459

Total assets		185,605	198,352

Shareholders' equity and liabilities
Share capital	5.3	3,637	3,635
Additional paid-in capital		366,384	365,530
Treasury share reserve	5.3	(981)	(981)
Cumulative losses		(200,495)	(191,755)
Total shareholders' equity		168,545	176,429

Lease liability		2,141	2,444
Employee benefits	5.9	2,641	5,063
Total non-current liabilities		4,782	7,507

Trade and other payables		3,209	1,328
Accrued expenses		5,953	7,547
Contract liability	5.2	1,906	4,333
Lease liability		1,210	1,208
Total current liabilities		12,278	14,416
Total liabilities		17,060	21,923

Total shareholders' equity and liabilities		185,605	198,352
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive loss for the 3 months ended March 31,		2024	2023
in CHF thousands	Note

Revenues
Revenues from research and development collaborations	5.1	2,738	3,050
Total revenues		2,738	3,050

Operating expenses
Research and development expenses		(14,104)	(12,695)
Selling, general and administrative expenses		(4,492)	(5,443)
Total operating expenses		(18,596)	(18,138)

Operating result		(15,858)	(15,088)

Financial income	5.6	4,543	867
Financial expenses	5.6	(10)	(557)
Net finance result		4,533	310

Result before income taxes		(11,325)	(14,778)

Income taxes	5.7	—	—
Net result, attributable to shareholders		(11,325)	(14,778)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	2,584	29

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		1	(3)

Other comprehensive result, net of tax		2,585	26

Total comprehensive result, attributable to shareholders		(8,740)	(14,752)

Basic and diluted net result per share (in CHF)	5.8	(0.34)	(0.45)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 3 months ended March 31,	2024	2023
in CHF thousands

Net result attributable to shareholders	(11,325)	(14,778)
Adjustments for:
Depreciation and amortization	605	610
Share-based compensation costs	854	1,747
Change in employee benefits	162	193
Financial income	(4,543)	(867)
Financial expenses	10	557
Changes in working capital:
Change in other current assets	582	1,319
Change in trade and other receivables	(1,191)	(709)
Change in trade and other payables	1,853	715
Change in contract liability	(2,427)	(2,664)
Change in accrued expenses	(1,594)	(2,638)
Exchange gain/(loss) on working capital positions	(25)	(17)
Interest paid	(7)	(9)
Other financial expense	(3)	(3)
Net cash used in operating activities	(17,049)	(16,544)

Proceeds from investments in short term time deposits	78,671	87,580
Investments in short term time deposits	(62,192)	(84,824)
Acquisition of property, plant and equipment	(122)	(65)
Acquisition of intangible assets	(9)	(95)
Interest received	1,263	774
Net cash from investing activities	17,611	3,370

Proceeds from exercise of stock options, net of transaction costs	1	2
Payment of lease liabilities	(301)	(299)
Net cash used in financing activities	(300)	(297)

Exchange gain (loss) on cash positions	774	(545)

Net increase (decrease) in cash and cash equivalents	1,036	(14,016)

Cash and cash equivalents at January 1	67,309	87,946

Cash and cash equivalents at March 31,	68,345	73,930
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(14,778)	(14,778)
Remeasurement of net pension liabilities	—	—	—	29	29
Exchange differences on translating foreign operations	—	—	—	(3)	(3)
Total comprehensive income	—	—	—	(14,752)	(14,752)
Share-based compensation costs (1)	—	1,747	—	—	1,747
Exercise of stock options, net of transaction costs	2	—	—	—	2
At March 31, 2023	3,606	362,070	(981)	(142,532)	222,163

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(11,325)	(11,325)
Remeasurement of net pension liabilities	—	—	—	2,584	2,584
Exchange differences on translating foreign operations	—	—	—	1	1
Total comprehensive income	—	—	—	(8,740)	(8,740)
Share-based compensation costs (1)	—	854	—	—	854
Exercise of stock options, net of transaction costs	2	—	—	—	2
At March 31, 2024	3,637	366,384	(981)	(200,495)	168,545
(1) See note 5.5
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 were approved for issuance by the Audit and Finance Committee on May 13, 2024.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2023. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2023.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2024. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Revenue and other group-wide disclosures
On January 5, 2024 the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s previously disclosed RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with Molecular Partners having announced its first collaboration with Novartis in December 2021.
Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials.
On December 14, 2021, the Group announced entering into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the three months ended March 31, 2024, the Group recognized as revenue an amount of TCHF 311 in relation to this recharge (three months ended March 31, 2023: TCHF 386).
As part of the same agreement, the Group received in January 2022 the upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed research plan.
During the three months ended March 31, 2024, the Group recognized as revenue an amount of TCHF 2,427 (three months ended March 31, 2023: TCHF 2,664) related to the upfront payment received in January 2022.
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the three months ended March 31	2024	2023

Switzerland	2,738	3,050
Total revenues	2,738	3,050

Analysis of revenue by major alliance partner
in TCHF, for the three months ended March 31	2024	2023

Novartis AG, Switzerland	2,738	3,050
Total revenues	2,738	3,050

5.2    Contract liability
The table below presents the movement in the Group's contract liabilities during the three months ended March 31, 2024:

in CHF thousands	Contract liability at December 31, 2023	Recognized as revenue	Contract liability at March 31, 2024

Novartis	4,333	(2,427)	1,906
Total	4,333	(2,427)	1,906

in CHF thousands	Current	Non-current	Contract liability

Novartis	1,906	—	1,906
Balance at March 31, 2024	1,906	—	1,906
5.3    Issuances of equity securities
As of March 31, 2024, as a result of the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 3,636,890 divided into 36,368,901 fully paid registered shares (inclusive of 3,500,000 treasury shares).
5.4    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.5    Share-based compensation
As of March 31, 2024, 276,655 options were outstanding (December 31, 2023: 282,105 options) under all active option plans. As of March 31, 2024, and December 31, 2023 all outstanding options were fully vested.
As of March 31, 2024, a total of 1,233,726 PSUs and 182,678 Restricted Stock Units ("RSUs") were outstanding (as of December 31, 2023 a total of 1,347,983 PSUs and 182,678 RSUs were outstanding). The changes in the number of share-based awards (options, RSUs and PSUs) outstanding during the three month period ended March 31, 2024, is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2024	1,812,766	1.16	282,105	6.89	1,530,661	0.10

Granted	4,671	0.10	—	—	4,671	0.10
(Performance adjustment)[1]	(13,627)	0.10	—	—	(13,627)	0.10
(Forfeited)[2]	(90,697)	0.10	—	—	(90,697)	0.10
(Expired)	(5,450)	6.06	(5,450)	6.06	—	—
(Exercised options, vested PSU / RSU)	(14,604)	0.10	—	—	(14,604)	0.10

Balance outstanding at March 31, 2024	1,693,059	1.21	276,655	6.91	1,416,404	0.10
1Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the three months ended March 31, 2024, amounted to TCHF 854 (TCHF 1,747 for the three months ended March 31, 2023).
5.6    Financial income and expense
Financial income

in CHF thousands, for the three months ended March 31	2024	2023
Interest income on financial assets held at amortized cost	1,102	867
Net foreign exchange gain	3,441	—
Total	4,543	867
Financial expense

in CHF thousands, for the three months ended March 31	2024	2023
Net foreign exchange loss	—	(545)
Interest expense on leases	(7)	(9)
Other financial expenses	(3)	(3)
Total	(10)	(557)
Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD and in EUR, respectively.
5.7    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 144,483 as of December 31, 2023. No deferred tax assets have been recognized for these tax loss carry forwards because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax loss carry forwards.

5.8    Earnings per share

for the three months ended March 31	2024	2023
Weighted average number of shares used in computing basic and diluted earnings per share	32,868,901	32,556,916
At March 31, 2024, there were no dilutive shares for the three month period (March 31, 2023: 0).
5.9    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the three month period ended March 31, 2024, relates to an increase in the funding status of our main pension provider.
5.10        Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.11    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleged that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The amended complaint sought among others unspecified compensatory damages on behalf of persons and/or entities which purchased the Company's American Depositary Shares (ADSs) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs. The Company and named individual defendants moved to dismiss the amended complaint on July 24, 2023. On February 5, 2024, the court dismissed the amended complaint without prejudice and gave plaintiff the opportunity to amend the complaint by February 26, 2024. On February 29, 2024, the court ordered the case closed.
5.12    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.